UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:         333-156467
CUSIP Number:            228689 10 5
(Check One):
[  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [X] Form 10-Q   [  ] Form 10-D  [  ] Form N-SAR   [  ]  Form N-CSR

For Period Ended:      March 31, 2011

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:    N/A
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________________

PART I
REGISTRANT INFORMATION

Crownbutte Wind Power, Inc.

Full Name of Registrant

N.A.

Former Name if Applicable

111 5th Avenue NE

Address of Principal Executive office

Mandan, ND 58554

City, State and Zip Code

PART II
RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Despite diligent efforts, the work necessary to complete the Company’s preparation of its financial statements and assemble all of the necessary business information to complete required disclosures has caused delay in completion of the Company’s financial statements relating to the Company’s financial statements for the quarterly period ended at March 31, 2011. As a result of this delay, the Company is unable to file its quarterly report on Form 10-Q within the prescribed time period without unreasonable effort or expense.

The Company expects that it should be able to complete the work described above in time for it to file its Quarterly  Report on Form 10-Q on or prior to the reporting deadline provided by such extension.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mark Schaftlein	(701)	667-2073
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X] Yes[  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Crownbutte Wind Power, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  May 16, 2011
By:	/s/ MARK SCHAFTLEIN
Name:	Mark Schaftlein
Title:	Chief Executive Officer

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